Hartford Financial Products RENEWAL BINDER OF INSURANCE
5/21/2024

To: MARK LIFTMAN		From: MANDY SANDERS
Firm:	THEODORE LIFTMAN INSURANCE INC	Department:	Financial Institution Fidelity
Address:	175 FEDERAL STREET STE 1230	Address:
City/State:	BOSTON, MA 02110	City/State:
Tel:	(617) 439-9595	Tel:	1-913-693-8561

E-mail:	MARK@LIFTMAN.COM	E-mail:	MANDY.SANDERS@THEHARTFORD.COM

Please read this document carefully. This temporary and conditional Binder of Insurance contains time sensitive requirements to maintain coverage.

Insured Name:	MILLER INVESTMENT TRUST
100 MARKET ST. SUITE 203
PORTSMOUTH, NH 03801
Bond Number:	08 FI 0248490-23
Bond Period:	12/27/2023 - 12/27/2024
Binder Period:	12/27/2023 - policy issuance
Bond Form:	Financial Institution Bond For Investment Company Bonds - IC00H00300 0607
Insuring Company:	HARTFORD FIRE INSURANCE CO., an Admitted Company
Payment Terms:	Within 30 days, and no later than 01/26/2024
Commission:	20.00% Commission percentages shown are for direct commission only and do not include any applicable contingent commission or other forms of compensation.

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the HARTFORD FIRE INSURANCE CO. HARTFORD FIRE INSURANCE CO. is a member of The Hartford Insurance Group and is rated A+ (Superior), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of NH. It is your agency’s/brokerage’s responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including Directors & Officers, Cyber Liability, Fiduciary/Fidelity, General Partnership, Errors and Omissions, and Employment Practices. HFP is among the market leaders in providing innovative financial products including Representations & Warranties. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at The Hartford.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional binder in further detail.

LIMIT: $1,000,000	LIMIT OF LIABILITY	DEDUCTIBLE*

Insuring Agreement (I) – EMPLOYEE	$1,000,000	$0
Insuring Agreement (II) – PREMISES	$1,000,000	$10,000
Insuring Agreement (III) – TRANSIT	$1,000,000	$10,000
Insuring Agreement (IV) – FORGERY OR ALTERATION	$1,000,000	$10,000
Insuring Agreement (V) – SECURITIES	$1,000,000	$10,000
Insuring Agreement (VI) – COUNTERFEIT CURRENCY	$1,000,000	$10,000
Insuring Agreement (VII) – COMPUTER SYSTEMS FRAUD	$1,000,000	$10,000
Insuring Agreement (VIII) – VOICE INITIATED TRANSFER FRAUD	$1,000,000	$10,000
Insuring Agreement (IX) – TELEFACSIMILE INITIATED TRANSFER FRAUD	$1,000,000	$10,000
Insuring Agreement (X) – UNCOLLECTIBLE ITEMS OF DEPOSIT	$1,000,000	$10,000
Insuring Agreement (XI) – AUDIT EXPENSE	$100,000	$0
Insuring Agreement (XII) – STOP PAYMENT	$100,000	$10,000
Insuring Agreement (XIII) – UNAUTHORIZED SIGNATURES	$100,000	$10,000
ANNUAL PREMIUM:**	$2,171

*	Deductible: Each Claim inclusive of Claims Expenses.

**	Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.

ADDITIONAL CONDITIONS	BOND BILLING INFORMATION
N/A	Type: Broker Bill
Return Remittance to:
Via Check (Made payable to Hartford Fire Insurance Company) Hartford Fire Insurance Company
C/O Bank of America
3793 Collection Center Dr. Chicago, IL 60693
Via Wire Transfer
ABA Number: 026-009-593
For Account: Hartford Fire Ins. Co.
Account Number: 375-157-7481
Reference: 00 08 FI 0248490-23 MILLER INVESTMENT TRUST
For billing inquiries email us at HFP-Billing@thehartford.com.

RIDERS, EXCLUSIONS AND LIMITATIONS

Form Number	Name
IC00H00300	INVESTMENT COMPANY BOND
IC00M00500	AMEND B. NOTICE TO UNDERWRITER OF MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS - AUTOMATIC COVERAGE FOR NEW INVESTMENT COMPANIES
IC00H00500	MANDATORY SIGNATURES
IC00H01600	RETROACTIVE DATE RIDER - JOINT INSURED
IC00H02500	ADDING OR DEDUCTING INSUREDS RIDER
HG00H12900	U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL (“OFAC”)
HR00H09300	PRODUCER COMPENSATION NOTICE

Note: Endorsement titles are used for ease of reference only. If you have questions regarding the scope of the above endorsements, please request a specimen copy using the corresponding form number above.

SUBJECTIVITIES

N/A

This is a temporary and conditional binder and is conditioned upon underwriter’s receipt, review and acceptance of the additional information specified above. If any such information is not received, reviewed and accepted as indicated above, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional binder and any policy issued pursuant thereto. In addition, if a warranty statement and/or a fully executed application is a required ten day subjectivity, a Prior Acts Exclusion will be added to the policy as indicated in the ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS section. This exclusion will be removed upon the underwriter’s timely receipt, review and acceptance of the warranty and/or application.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this quotation, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of binding coverage there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding ab initio and/or canceling this temporary and conditional quote and binder issued pursuant thereto.

Sincerely,

MANDY SANDERS

Executive Underwriter

SECRETARY’S CERTIFICATE

I, Michael Miller, being duly appointed Secretary of the Board of Trustees of the Miller Investment Trust (the “Trust”), comprised of the Miller Convertible Bond Fund, Miller Convertible Plus Fund, Miller Intermediate Bond Fund and Miller Market Neutral Income Fund (each a “Fund” and, collectively, the “Funds”), duly certify and attest that, at a Board of Trustees meeting held on October 27, 2023, the following resolutions were unanimously adopted:

WHEREAS, the Trustees of Miller Investment Trust, including a majority of the Trustees who are not “interested persons” as that term is defined in the Investment Company Act of 1940, as amended, have reviewed the form of and coverage of Federal Insurance Company Policy No. 04 FI 0288888-23 in the amount of $2,000,000 (the "Fidelity Bond"), the type and amount of securities held by the Funds; and

WHEREAS, the custody and safekeeping of each Fund's securities are exclusively the obligation of Bank of New York Mellon (“BNY Mellon”), as Custodian for the Funds;

WHEREAS, no employee of the Funds or employee of the investment adviser has access to the Funds’ portfolio securities; and

WHEREAS, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1(d)(1) promulgated under the Investment Company Act of 1940, as amended.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is authorized and approved; and

FURTHER RESOLVED, that any officer of Miller Investment Trust is designated as the person who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1; and

FURTHER RESOLVED, that the officers of the Trust are authorized to make any payments, take any actions and execute any instruments that may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

/s/ Michael Miller____

Michael Miller

Secretary and Treasurer of the Trust and

President, Wellesley Asset Management, Inc.